Exhibit 99.1

Foresight: Rail Vision Receives Order from Leading US-based Rail Contractor of up to $5 Million

The rail contractor signed a supply contract for Rail Vision’s AI-based Switch Yard Systems

Ness Ziona, Israel – January 24, 2024 – Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today that its affiliate, Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision”) has signed a supply contract with a leading US-based rail and leasing services company valued at up to $5 million for the purchase of Rail Vision’s artificial intelligence (AI)-based Switch Yard Systems. Foresight owns 10.2% of Rail Vision’s outstanding share capital.

“The signing of the contract with this customer is a significant milestone for Rail Vision, marking our entrance into the US market and reflecting our commitment to enabling the rail industry with cutting-edge AI-based technology,” said Shahar Hania, CEO of Rail Vision. “Our Switch Yard System is designed to significantly improve safety and efficiency in rail yards. We are proud that our new customer, a prominent player in the rail services sector in North America, has recognized the value of our solution. This new partnership is a testament to the innovation and effectiveness of Rail Vision’s technology, and we look forward to working closely with this customer to help them enhance operations and contribute to a safer, more efficient rail industry.”

Rail Vision’s unique Switch Yard System enables railway operators to streamline and enhance the safety of their industrial switching operations. Combining advanced vision sensors with AI and deep learning technologies, the system automatically detects and classifies objects within a range of up to 200 meters, in various weather and light conditions. With its one-of-a-kind Pathfinder technology, the Switch Yard System can detect switch states to support the execution of coupling from a remote position. In addition, it enables the monitoring of operational dead zones to facilitate secure wagon coupling and sends real-time visual and acoustic alerts to remote operators and drivers, ensuring a safe and secure environment.

The first phase of the contract is valued at $1 million. Follow-on orders for additional Switch Yard Systems, valued at up to $4 million, are subject to customer approval. The contract also includes specific purchase quotas that, if met, provide the customer with exclusivity in the North American industrial railyards switching segment.

About Rail Vision Ltd.

Rail Vision is a technology company that is seeking to revolutionize railway safety and the data-related market. The Company has developed cutting-edge, artificial intelligence-based, industry-leading technology specifically designed for railways. The Company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses how Rail Vision looks forward to working closely with the customer with whom it has signed the contract and the potential follow-on orders for additional Switch Yard Systems and specific purchase quotas as part of the contract. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 30, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654